Exhibit 99.1

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388            Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SECOND LIEN DEBT FACILITY FULLY COMMITTED

Sundance Energy Australia Ltd (ASX: SEA, Nasdaq: SNDE) (“Sundance” or the “Company”) is pleased to announce that the US$250 million second lien term loan (“Term Loan Facility”) contemplated as part of the recently announced Eagle Ford acquisition is fully committed from a syndicate of US based institutional investors. The Company is using proceeds of the financing to retire its current outstanding term loan and revolving lending facility (“Revolver”) and for liquidity to begin development of the acquired assets. The Company anticipates obtaining a new syndicated Revolver at closing.

The term loan bears interest at LIBOR plus 8% with no amortization and a 5 year term.  The term loan is expected to close simultaneously with the acquisition and is subject to customary closing conditions.

Eric McCrady, Managing Director & CEO, commented that “we are very pleased to have received commitments for the US$250 million term loan. This loan provides liquidity to execute our development plan with a high quality syndicate of investors and extends maturities into the second quarter of 2023.”

Morgan Stanley Energy Capital Inc. acted as sole lead arranger and sole bookrunner for the syndication of the Term Loan Facility and will act as administrative agent for the Term Loan Facility after closing.

For more information, please contact:

United States                                            Australia

Eric McCrady, Managing Director            Mike Hannell, Chairman

Tel: +1 (303) 543 5703                              Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at  www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It  should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.